July 11, 2025

David D. Brown
Chief Financial Officer
First Community Bankshares, Inc.
P.O. Box 989
Bluefield, VA 24605

       Re: First Community Bankshares, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-19297
Dear David D. Brown:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance